UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE EFFECTIVENESS OF THE SALE OF 50% OF A SUBSIDIARY ANNOUNCED IN JULY 2015

Medellin, Colombia, October 31st, 2016

Earlier today Bancolombia announce that, after obtaining all the required regulatory approvals, the sale agreement announced on a press release on July 1st, 2015, pursuant to which Bancolombia S.A (“Bancolombia”), the Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia, (together, the “Sellers”), transferred to Almacenes Éxito S.A (“Almacenes Exito”) and Almacenes Éxito Inversiones S.A.S (together, the “Buyers”) 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), entered into effect. The total purchase price of the transaction was COP 79,037,598,569, which was received today by the Sellers.

Pursuant to this transaction Bancolombia and Almacenes Exito consolidated their strategic partnership which began in 2003, in order to strengthen consumer credit and develop financing models through Tuya.

As a result of this transaction:

1.	Tuya is no longer under the exclusive control of Bancolombia, and will now be jointly controlled by the strategic partners.

2.	Tuya’s shares formerly owned by Grupo Bancolombia will now be owned by Bancolombia and its subsidiaries Banca de Inversión Bancolombia S.A. Corporación Financiera and BIBA Inmobiliaria SAS.

This transaction will not have material impact on the dividends that Grupo Bancolombia receives as a shareholder of Tuya, since the commercial and business conditions pursuant to which the strategic partnership with Almacenes Exito was established will remain unchanged.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 31, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance